Foresight Funds, Inc.
Meeting of the Board of Directors
December 14, 2011
Meeting Minutes

The following agenda items were presented via e-mail to the independent directors, Rebecca and Herbert Leita, and their votes received by return e-mail by Michael Bissell, President and Chairman of the Board of Foresight Funds, Inc. on December 14, 2011:

1. Proposed that the Fund renew its fidelity bond with National Union in the amount of $75,000 which would cover assets of up to $1.0 million. Three votes were cast in favor of the renewal with none opposed.

(Items 2. through 5. have been removed from this electonic copy of minutes)


I certify that the above is a true and correct recording of the above resolution of the Board of Directors of Foresight Funds, Inc. held on December 14, 2011.


/S/ Michael M. Bissell
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Michael M. Bissell
President and Chairman of the Board
Foresight Funds, Inc.